                            CENTRAL OHIO COAL COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26573
                     FOR THE QUARTER ENDED DECEMBER 31, 2000



                                    CONTENTS

                                                             Page

Statements of Income and Retained Earnings                     1

Balance Sheets                                                2-3

Information Concerning Mine Operations and
  Capital Improvements                                         4

Calculation of Cost of Capital and
  Statement of Cost of Commercial Coal Sold and Shipped        5

Statement of Cost of Operation                                 6

Analysis of Mining Plant in Service                            7

Construction Expenditure Budget                                8

                            CENTRAL OHIO COAL COMPANY
                               STATEMENT OF INCOME
                     FOR THE QUARTER ENDED DECEMBER 31, 2000
                                   (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                          $25,757

COST OF OPERATION                                            11,165

OPERATING INCOME                                             14,592

NONOPERATING INCOME                                           1,047

INCOME BEFORE INTEREST CHARGES                               15,639

INTEREST CHARGES                                              3,192

INCOME BEFORE FEDERAL INCOME TAXES                           12,447

FEDERAL INCOME TAXES ON OPERATIONS                           12,446

NET INCOME                                                  $     1



                         STATEMENT OF RETAINED EARNINGS
                     FOR THE QUARTER ENDED DECEMBER 31, 2000
                                   (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $2

NET INCOME                                                     1

BALANCE AT END OF PERIOD                                      $3


The common stock of the Company is wholly owned by Ohio Power Company.

                            CENTRAL OHIO COAL COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)
                                                         December 31,
                                                             2000
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $ 50,416
  Accumulated Depreciation and Amortization                  49,778

         NET MINING PLANT                                       638

OTHER PROPERTY AND INVESTMENTS                                1,487

CURRENT ASSETS:
  Cash and Cash Equivalents                                     204
  Accounts Receivable:
    General                                                     161
    Affiliated Companies                                     24,286
  Advances to Affiliates                                     43,022
  Coal                                                          193
  Materials and Supplies                                      6,170
  Prepayments                                                    79

         TOTAL CURRENT ASSETS                                74,115

DEFERRED INCOME TAXES                                        54,338

DEFERRED CHARGES                                                687

           TOTAL                                           $131,265

                            CENTRAL OHIO COAL COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)


                                                        December 31,
                                                            2000
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                           $      7
  Retained Earnings                                              3

         TOTAL SHAREHOLDER'S EQUITY                             10

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       54,320
  Accrued Reclamation Costs                                 34,128
  Mine Closure                                               1,259
  Other Operating Reserves                                  20,027

         TOTAL OTHER NONCURRENT LIABILITIES                109,734

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  1,443
    Affiliated Companies                                     1,041
  Taxes Accrued                                              7,502
  Accrued Reclamation Costs                                  4,700
  Accrued Vacation Pay                                         557
  Workers' Compensation Claims                               1,047
  Other                                                      3,346

         TOTAL CURRENT LIABILITIES                          19,636

DEFERRED CREDITS                                             1,885

           TOTAL                                          $131,265

                            CENTRAL OHIO COAL COMPANY
         INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                     FOR THE QUARTER ENDED DECEMBER 31, 2000

Litigation

        On February 20, 2001, the U.S. District Court for the Southern District of Ohio ruled against the Company in its suit against the United States over deductibility of interest claimed by the Company in its consolidated federal income tax return related to its COLI program. The Company had filed suit to resolve the IRS's assertion that interest deductions for the Company's COLI program should not be allowed. In 1998 and 1999 the Company paid the disputed taxes and interest attributable to COLI interest deductions for taxable years 1991-98 to avoid the potential assessment by the IRS of additional interest on the contested tax. The payments were included in other property and investments pending the resolution of this matter. As a result of the U.S. District Court's decision to deny the COLI interest deductions, the Company expensed and recovered from Ohio Power Company (OPCo) all of its costs under terms of the coal supply agreement. The Company plans to appeal the decision.

Money Pool

        On June 15, 2000, the Company became a participant in the American Electric Power (AEP) System Money Pool (Money Pool). The Money Pool is a
mechanism structured to meet the short-term cash requirements of the participants with AEP Company, Inc. acting as the primary borrower on behalf of the Money Pool. The Company's affiliates that are U.S. domestic electric utility operating companies and coal-mining companies are the primary participants in the Money Pool.

        The operation of the Money Pool is designed to match on a daily basis the available cash and borrowing requirements of the participants. Participants with excess cash loan funds to the Money Pool reducing the amount of external funds AEP Company, Inc. needs to borrow to meet the short-term cash requirements of other participants with advances from the Money Pool. AEP Company, Inc. borrows the funds needed on a daily basis to meet the net cash requirements of the Money Pool participants. A weighted average daily interest rate which is calculated based on the outstanding short-term debt borrowings made by AEP Company, Inc. is applied to each Money Pool participant's daily outstanding investment or debt position to determine interest income or interest expense. Interest income is included in nonoperating income, and interest expense is included in interest charges. At December 31, 2000 the Company was a net investor in the Money Pool and reports its investment in the Money Pool as Advances to Affiliates on the Balance Sheet.

Mine Closed

        The Company closed the Muskingum Mine and efforts are underway to reclaim the property. Ongoing efforts continue to sell the shutdown Muskingum mine along with the Meigs and Windsor mines.


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
                            CENTRAL OHIO COAL COMPANY
                       CALCULATION OF COST OF CAPITAL AND
             STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                     FOR THE QUARTER ENDED DECEMBER 31, 2000
                         (in thousands, except as noted)
                                                             October through
                                                                 December
                                                                   2000
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                     $      7

       B. Rate of Return Allowable per HCAR No. 26573:
            10.27% per annum, 2.5675% per quarter             .025675

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                               $   -
            2. Year-to-Date                                  $   -

       D. Net Income per Statement of Income                 $      1
            Add: Interest Charges                               3,192
            Less: Nonoperating Income                           1,047

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                               $  2,146
            2. Year-to-Date                                  $    (43)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                       $ 23,611

       B. Add: Cost-of-Capital Billing Adder
          as Applied per E. 1. of Section I                     2,146

       C. Cost Applicable to Current Quarter Coal Billings   $ 25,757

       D. Coal Sold and Shipped in Current Quarter
          to Ohio Power (in tons)                             291,840

       E. Average Price per Ton to
          Ohio Power (in dollars) (C/D)                        $88.26

(a) As represented by ?Cost of Operation" plus ?Federal Income Taxes" reported in Statements of Income.

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                            CENTRAL OHIO COAL COMPANY
                         STATEMENT OF COST OF OPERATION
                     FOR THE QUARTER ENDED DECEMBER 31, 2000


                                                       (in thousands)

Direct Labor-UMW*                                         $   378
Indirect Labor-UMW*                                         1,312
Benefits-UMW*                                               1,976
Salaries and Benefits-Nonunion                                715
Operating Supplies                                          1,326
Repair Parts and Materials                                    851
Electricity and Other Utilities                               598
Outside Services-Maintenance, Haulage and Reclamation         624
Taxes Other Than Federal Income Taxes**                     1,106
Rental of Equipment                                            13
Mining Cost Normalization***                                 (620)
Reclamation                                                (1,609)
Other Production Costs                                      4,000

Subtotal                                                   10,670

Transfers of Production Costs (to)/from Coal Inventory        495

          Total                                           $11,165

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in benefits.
*** Represents the deferral/accrual required to establish a monthly selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and any deferral is eliminated by year-end.


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                            CENTRAL OHIO COAL COMPANY
                       ANALYSIS OF MINING PLANT IN SERVICE
                     AND RELATED ACCUMULATED PROVISIONS FOR
                          DEPRECIATION AND AMORTIZATION

                                           December 31, 2000
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

        Description

Surface Lands                        $   324    $  -        $324

Mining Structures and Equipment       47,800     47,486      314

Leasehold Improvements                 2,292      2,292       -

    Total Mining Plant
      in Service                     $50,416    $49,778     $638

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                            CENTRAL OHIO COAL COMPANY
                     CONSTRUCTION EXPENDITURE BUDGET - 2001


The Company has no construction expenditures planned for 2001.